

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2020

Jeffrey E. Schwarz
Chief Executive Officer
HL Acquisitions Corp.
499 Park Avenue, 12th Floor
New York, NY 10022

> **Re: HL Acquisitions Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 12, 2020**
> **File No. 001-38563**

Dear Mr. Schwarz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note that there is a concurrent Form F-4 filing by Fusion Fuel Green Ltd. regarding the transaction disclosed in your preliminary proxy statement. To the extent that any comments on the Form F-4 apply to your preliminary proxy statement, please apply these comments to your preliminary proxy statement and amend your disclosure accordingly, so that the disclosure in your proxy statement is consistent with that in the Form F-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Jeffrey E. Schwarz
HL Acquisitions Corp.
September 8, 2020
Page 2

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Energy & Transportation

cc: Jeffrey Gallant